Warszawa , 2004-01-05

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 39/2003 and 40/2003.
Best regards

Maciej Olaf Grelowski

President

Current report no 39/2003

The Management Board of "Orbis" S.A. hereby informs that the following shareholders represented at least 5% of the total number of votes at the Extraordinary General Assembly of "Orbis" S.A. Shareholders, which was held on December 17, 2003:

1) ACCOR S.A., which represented 13 519 251 votes out of the aggregate number of 20 699 645 votes present at the above mentioned General Assembly. The number of 13 519 251 votes represented by ACCOR S.A. constituted 29.34% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

2) Reib International Holdings Limited, which represented 4 778 190 votes out of the aggregate number of 20 699 645 votes present at the above mentioned General Assembly. The number of 4 778 190 votes represented by Reib International Holdings Limited constituted 10.37% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

3) Open-end pension fund ING Nationale-Nederlanden Polska Otwarty Fundusz Emerytalny, which represented 1 500 000 votes out of the aggregate number of 20 699 645 votes present at the above mentioned General Assembly. The number of 1 500 000 votes represented by ING Nationale-Nederlanden Polska Otwarty Fundusz Emerytalny constituted 3.26% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

Current report no 40/2003

The Management Board of "Orbis" S.A. hereby conveys the contents of the Notice received from Accor:

"Pursuant to Article 147 of the Act of August 21, 1997, on Public Trading in Securities (hereinafter, the "Act"), the company Accor S.A. having its registered office in Evry, France (hereinafter, "Accor") hereby informs that on December 23, 2003, Accor acquired 999,900 shares in the company Orbis Spółka Akcyjna having its registered office in Warsaw (hereinafter, "Orbis"); the said shares being admitted to public trading and jointly constituting around 2.17% of the aggregate number of shares in the company's equity. Acquisition of shares took place by way of an off-session transaction carried out at the Warsaw Stock Exchange on December 22, 2003. Moreover, Accor informs that on December 24, 2003, it acquired another 1,875,000 shares in Orbis S.A. from the Poland's Treasury; the said shares being admitted to public trading and jointly c onstituting around 4.06% of the a ggregate number of shares in the company's equity. Acquisition of shares took place by way of an off-session transaction carried out at the Warsaw Stock Exchange on December 23, 2003. At present, Accor holds in aggregate 16,394,151 shares in Orbis S.A. that jointly constitute 35.58% of its share capital and represent 16,394,151 votes at the General Assembly of Orbis Shareholders and 35.58% of the total number of votes at the said Assembly. Accor does not have the status of a controlling shareholder (*literally: a dominant entity*) under Article 4 paragraph 16 of the Act. Accor's subsidiaries do not hold shares in Orbis S.A.

Furthermore, Accor informs that in connection with privatization of the Company, on July 26, 2000, Accor, Globe Trade Centre S.A. having its registered office in Warsaw (hereinafter, "GTC") and FIC Globe LLC replaced by REIB International Holdings Limited with its registered office in London, Great Britain, (hereinafter, "REIB") executed a shareholders' agreement (hereinafter, the "Agreement"), which defines certain conditions of functioning of the Company's governing bodies, regulates certain aspects of activity conducted by the parties and provides for cooperation between the parties within the framework of taking actions aimed at, *inter alia*, (i) appointment of some members of the Supervisory Board, (ii) adoption of a unison voting policy at the General Assembly of the Company's Shareholders in respect of matters such as: strategy of business and development of the Company, alteration of its equity, introducing amendments to its Statutes, approval of the budget, disposal of significant real property as well as dividend payout policy (consisting in particularly in an annual distribution by way of dividend of at least 50% of the profit generated by the Company). Moreover, according to the Agreement, Accor S.A. is entitled to pre-emptive rights is respect of shares held by GTC and REIB, if any of those entities decided to dispose of a block of shares representing at least 2% of the Company's equity in one or in the course of numerous transactions (entered into within a time period not longer than 90 days). The Agreement imposes upon the parties the obligation to exercise utmost diligence, as economically viable, in order to perform all the provisions of this Agreement.

GTC currently holds 2,303,853 shares in Orbis S.A., which constitute 5.00% of its share capital and represent 2,303,853 of votes at the General Assembly of Orbis Shareholders, i.e. 5.00% of the total number of votes at the said General Assembly. REIB currently holds 4,778,190 shares in Orbis S.A., which constitute 10.37% of its share capital and represent 4,778,190 of votes at the General Assembly of Orbis Shareholders, i.e. 10.37% of the total number of votes at the said General Assembly."